                                                                     EXHIBIT 5.1


                         [CENTEX CORPORATION LETTERHEAD]








                               September 20, 2002


Centex Corporation
2728 North Harwood
Dallas, Texas  75201

Ladies and Gentlemen:

         I am Executive Vice President, Chief Legal Officer and Secretary of Centex Corporation, a Nevada corporation (the "Company"), and have acted as counsel for the Company in connection with the issuance and sale of $225,000,000 aggregate principal amount of 5.80% Notes due 2009 of the Company (the "Notes"). The Notes are part of a series of the Company's senior debt securities registered on a Registration Statement on Form S-3 (Commission File No. 333-83212) filed by the Company, 3333 Holding Corporation, Centex Development Company, L.P., Centex Trust I and Centex Trust II with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Notes will be issued under an Indenture, dated as of October 1, 1998 (the "Original Indenture), between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (the "Trustee"), as amended and supplemented by Indenture Supplement No. 10 dated as of September 20, 2002 (the "Supplemental Indenture" and, together with the Original Indenture, the "Indenture"), between the Company and the Trustee.

         In furnishing this opinion, I or members of my staff have examined and relied upon copies of the Restated Articles of Incorporation and By-laws of the Company, as amended to date, the Original Indenture and the Supplemental Indenture, corporate records of the Company, including minute books of the Company, certificates of public officials and of representatives of the Company, statutes and other instruments and documents as I have deemed necessary or appropriate to form a basis for the opinions hereinafter expressed.

         In connection with this opinion, I have assumed the genuineness of all signatures on all documents examined by me and the authenticity of all documents submitted to me as originals and the conformity to the originals of all documents submitted to me as copies.

September 20, 2002
Page Two

         On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, I am of the opinion that:

         1. The Company is a corporation duly incorporated and validly existing in good standing under the laws of the State of Nevada.

         2. The Notes have been duly authorized by the Company and, when authenticated by the Trustee and delivered in accordance with the terms of the Indenture against payment therefor as provided in the Underwriting Agreement, dated as of September 17, 2002, between the Company and J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., Banc One Capital Markets, Inc. and Credit Lyonnais Securities (USA) Inc., will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforceability thereof is subject to the effect of (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         The opinions set forth above are limited to the laws of the State of Texas, the State of Nevada and the United States of America. At your request, this opinion is being furnished to you for filing as Exhibit 5.1 to the Company's Current Report on Form 8-K.

                                             Very truly yours,

                                             /s/ RAYMOND G. SMERGE

                                             Raymond G. Smerge
                                             Executive Vice President, Secretary
                                             and Chief Legal Officer